UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 23, 2018

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Basel III Pillar 3 UBS Group AG First Quarter 2018 Report, which appears immediately following this page.

31 March 2018 Pillar 3 report

UBS Group and significant regulated subsidiaries and sub-groups

Table of contents
Introduction and basis for preparation

UBS Group AG consolidated
4	Section 1 Risk-weighted assets
8	Section 2 Going and gone concern requirements and eligible capital
15	Section 3 Leverage ratio
18	Section 4 Liquidity coverage ratio

Significant regulated subsidiaries and sub-groups
22	Section 1 Introduction
22	Section 2 UBS AG standalone
25	Section 3 UBS Switzerland AG standalone
30	Section 4 UBS Limited standalone
30	Section 5 UBS Americas Holding LLC consolidated

Contacts

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Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from
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Media Relations

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Office of the Group Company Secretary

The Group Company Secretary receives inquiries on compensation and related issues addressed to members of the Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
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sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team,
a unit of the Group Company Secretary Office, is responsible for the registration of UBS Group AG registered shares.

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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2018. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS Group AG consolidated

Introduction and basis for preparation

Scope and location of Basel III Pillar 3 disclosures

The Basel III capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 requires banks to publish a range of disclosures, mainly covering risk, capital, leverage, liquidity and remuneration.

This report provides Pillar 3 disclosures for UBS Group AG on a consolidated basis, as well as prudential key figures and regulatory information for our significant regulated subsidiaries and sub-groups. These Pillar 3 disclosures are supplemented by specific additional requirements of the Swiss Financial Market Supervisory Authority (FINMA) and voluntary disclosures on our part.

As UBS is considered a systemically relevant bank (SRB) under Swiss banking law, UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable to Swiss SRBs on a consolidated basis. Capital information as of 31 March 2018 for UBS Group AG consolidated is provided in the “Capital management” section of our first quarter 2018 report under “Quarterly reporting” at www.ubs.com/investors.  Capital and other regulatory information as of 31 March 2018 for UBS AG consolidated is provided in the UBS AG first quarter 2018 report, which will be available as of 27 April 2018 under “Quarterly reporting” at www.ubs.com/investors.

We are also required to disclose certain regulatory information for UBS AG standalone, UBS Switzerland AG standalone and UBS Limited standalone, as well as UBS Americas Holding LLC consolidated. This information is provided under “Significant regulated subsidiaries and sub-groups” in this report.

Local regulators may also require publication of Pillar 3 information at a subsidiary or sub-group level. Where applicable, these local disclosures are provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors.

Significant BCBS and FINMA capital adequacy, liquidity and funding and related disclosure requirements

This report has been prepared in accordance with FINMA Pillar 3 disclosure requirements (FINMA Circular 2016 / 01 “Disclosure – banks”), the underlying Basel Committee on Banking Supervision (BCBS) guidance “Revised Pillar 3 disclosure requirements” issued in January 2015 and related “Frequently asked questions on the revised Pillar 3 disclosure requirements” issued in August 2016. The legal entities UBS AG and UBS Switzerland AG are subject to standalone capital adequacy, liquidity and funding, and disclosure requirements defined by FINMA. This information is provided under “Significant regulated subsidiaries and sub-groups” in this report.

Changes to significant BCBS and FINMA capital adequacy, liquidity and funding and related disclosure requirements

Changes to Pillar 1 requirements

As of 1 January 2018, we are subject to the revised Basel III securitization framework, which had an immaterial effect on our risk-weighted assets (RWA).

Changes to Pillar 3 disclosure requirements

The “OV1: Overview of RWA” table has been enhanced to early adopt the revised template introduced with the second phase of revised Pillar 3 disclosure requirements to reflect changes to the abovementioned revised securitization framework.

Changes to IFRS impacting Pillar 1

Effective 1 January 2018, we adopted IFRS 9, Financial Instruments for UBS Group AG and UBS AG consolidated.

In March 2017, the BCBS finalized guidance on an interim approach for the regulatory treatment of accounting provisions and defined standards for transitional arrangements, following the introduction of IFRS 9. The BCBS confirmed that for an interim period the current treatment of accounting provisions, under both the standardized approach and the internal ratings-based approach, should continue to be applied until the longer-term treatment is confirmed. Jurisdictions may implement transitional arrangements to spread the adoption impacts over time, using either a static or a dynamic approach, including limiting the transition period to a maximum of five years. The related FINMA guidance is expected to be finalized during 2018 with an effective date of 1 January 2019. As of 1 January 2018, the common equity tier 1 (CET1) capital calculation for UBS Group AG and UBS AG consolidated include a full deduction of these effects.

The aforementioned FINMA consultation paper also included guidance related to classification and measurement changes, which we have applied for the purpose of our capital adequacy-related calculations.

Our calculations might be subject to change in accordance with the finalized FINMA guidance.

→   Refer to “Note 1 Basis of accounting” of our first quarter 2018 report under “Quarterly reporting” at www.ubs.com/investors  for more information on the adoption of IFRS 9

→   Refer to the “Introduction and basis for preparation” section of our 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors  for more information

Format, frequency and comparability of Pillar 3 disclosures

FINMA has specified the reporting frequency for each disclosure. We generally provide quantitative comparative information for all disclosures as of 31 December 2017. For more information on disclosure frequency, refer to the 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors.

UBS Group AG consolidated

UBS Group AG consolidated

Section 1  Risk-weighted assets

Our approach to measuring risk exposure and risk-weighted assets

Measures of risk exposure may differ, depending on whether the exposures are measured for financial accounting purposes under International Financial Reporting Standards (IFRS), for deriving our regulatory capital requirement or for internal risk management and control purposes. Our Pillar 3 disclosures are generally based on measures of risk exposure used to derive the regulatory capital required under Pillar 1. Our risk-weighted assets (RWA) are calculated according to the Basel Committee on Banking Supervision (BCBS) Basel III framework, as implemented by the Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council.

→   Refer to the 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures” at www.ubs.com/investors  for more information

RWA development in the first quarter 2018

The “OV1: Overview of RWA” table on the next page provides an overview of RWA and the related minimum capital requirements by risk type. As of 1 January 2018, we are subject to the revised Basel III securitization framework.

This table has been enhanced to early adopt the new template introduced with the second phase of revised Pillar 3 disclosure requirements to reflect changes to the abovementioned securitization framework. The template includes rows that are currently not applicable to UBS and therefore have been left empty.

During the first quarter of 2018, RWA increased by CHF 15.4 billion to CHF 253.8 billion, driven by higher market risk RWA and credit and counterparty credit risk RWA in the amount of CHF 10.1 billion and CHF 5.5 billion, respectively. These were partly offset by a CHF 1.0 billion decrease in the line Amounts below thresholds for deduction (250% risk weight), mainly driven by the additional, 2018-related, phase-in effect of capital deductions for deferred tax assets resulting in lower RWA. The flow tables on the subsequent pages provide further detail on the movements in credit risk, counterparty credit risk and market risk RWA in the first quarter of 2018. More information on capital management and RWA, including detail on movements in RWA during the first quarter of 2018, is provided on pages 57–59 of our first quarter 2018 report under “Quarterly reporting” at www.ubs.com/investors.

OV1: Overview of RWA
CHF million		RWA		Minimum capital requirements[2]
		31.3.18	31.12.17[1]	31.3.18
1	Credit risk (excluding counterparty credit risk)	101,165	97,678	8,094
2	of which: standardized approach (SA)[3]	23,956	23,987	1,917
3	of which: foundation internal rating-based (F-IRB) approach
4	of which: supervisory slotting approach
5	of which: advanced internal ratings-based (A-IRB) approach	77,210	73,691	6,177
6	Counterparty credit risk[4]	32,259	30,279	2,582
7	of which: SA for counterparty credit risk (SA-CCR)[5]	6,083	5,575	487
8	of which: internal model method (IMM)	18,556	17,274	1,484
8a	of which: value-at-risk (VaR)	4,288	3,999	343
9	of which: other CCR	3,331	3,432	268
10	Credit valuation adjustment (CVA)	3,260	3,084	261
11	Equity positions under the simple risk weight approach[6]	3,388	2,368	271
12	Equity investments in funds – look-through approach[7]
13	Equity investments in funds – mandate-based approach[7]
14	Equity investments in funds – fall-back approach[7]
15	Settlement risk	469	369	38
16	Securitization exposure in banking book	1,141	1,696[8]	91
17	of which securitization internal ratings-based approach (SEC-IRBA)
18	of which securitization external ratings-based approach (SEC-ERBA) including internal assessment approach (IAA)	1,062		85
19	of which securitization standardized approach (SEC-SA)	79		6
20	Market Risk	22,396	12,281	1,792
21	of which: standardized approach (SA)	401	400	32
22	of which: internal model approaches (IMM)	21,996	11,881	1,760
23	Capital charge for switch between trading book and banking book
24	Operational risk	79,422	79,422	6,354
25	Amounts below thresholds for deduction (250% risk weight)[9]	10,253	11,218	820
26	Floor adjustment[10]	0	0	0
27	Total	253,753	238,394	20,302

1 Based on phase-in rules.    2 Calculated based on 8% of RWA.    3 Includes non-counterparty-related risk not subject to the threshold deduction treatment (31 March 2018: RWA CHF 9,015 million; 31 December 2017: RWA CHF 8,949 million). Non-counterparty-related risk (31 March 2018: RWA CHF 8,374 million; 31 December 2017: RWA CHF 9,310 million), which is subject to the threshold treatment, is reported in line 25 “Amounts below thresholds for deduction (250% risk weight).”    4 Excludes settlement risk, which is separately reported in line 15 “Settlement risk.” Includes RWA with central counterparties. The split between the subcomponents of counterparty credit risk refers to the calculation of the exposure measure.    5 Calculated in accordance with the current exposure method (CEM), until SA-CCR is implemented by 1 January 2020.    6 Includes investments in funds. Items subject to threshold deduction treatments that do not exceed their respective threshold are risk weighted at 250% (31 March 2018: RWA CHF 1,879 million; 31 December 2017: RWA CHF 1,908 million) and are separately included in line 25 “Amounts below thresholds for deduction (250% risk weight).”    7 New regulation for the calculation of RWA for investments in funds will be implemented by 1 January 2020.    8 Calculated on the basis of the former securitization rules applicable until 31 December 2017.    9 Includes items subject to threshold deduction treatments that do not exceed their respective threshold and risk weighted at 250%. Items subject to threshold deduction treatments are significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences, both of which are measured against their respective threshold.    10 No floor effect, as 80% of our Basel I RWA including the RWA equivalent of the Basel I capital deductions do not exceed our Basel III RWA including the RWA equivalent of the Basel III capital deductions. For the status of the finalization of the Basel III capital framework, refer to the “Regulatory and legal developments” section of our Annual Report 2017, available under “Annual reporting” at www.ubs.com/investors, which outlines how the proposed floor calculation would differ in significant aspects from the current approach.

UBS Group AG consolidated

The “CR8: RWA flow statements of credit risk exposures under IRB” and “CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)” tables below provide a breakdown of the credit risk and counterparty credit risk (CCR) RWA movements in the first quarter of 2018 across BCBS-defined movement categories. These categories are described on page 42 of our 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Credit risk RWA development in the first quarter 2018

Credit risk RWA under the advanced internal ratings-based
(A-IRB) approach increased by CHF 3.5 billion to CHF 77.2 billion as of 31 March 2018.

The RWA increase of CHF 9.8 billion from model updates was primarily driven by the implementation of revised probability of default (PD) and loss given default (LGD) models as part of our continuous efforts to enhance models to reflect market developments and newly available data for residential mortgages and income-producing real estate, as well as for the new LGD model for unsecured financing and commercial self-used real estate resulting in an increase of CHF 8.1 billion in Personal & Corporate Banking and CHF 1.6 billion in Global Wealth Management.

This increase was partly offset by a net CHF 7.8 billion reduction in regulatory add-ons, which decreased by CHF 6.4 billion in Personal & Corporate Banking and CHF 1.7 billion in Global Wealth Management, following the aforementioned updates to PD and LGD parameters for residential mortgages. The increase from a higher IRB multiplier on Investment Bank exposures to corporates was CHF 0.3 billion.

The RWA increase from asset size movements of CHF 1.1 billion was mainly driven by higher Lombard lending balances in Global Wealth Management.

RWA increased by CHF 1.1 billion due to changes in asset quality, primarily in our Investment Bank’s Corporate Client Solutions business driven by the termination of certain hedges.

A decrease of CHF 0.5 billion was driven by foreign exchange movements.

CR8: RWA flow statements of credit risk exposures under IRB
CHF million		RWA
1	RWA as of 31.12.17	73,691
2	Asset size	1,057
3	Asset quality	1,100
4	Model updates	9,810
5	Methodology and policy	(7,915)
5a	of which: regulatory add-ons	(7,848)
6	Acquisitions and disposals	0
7	Foreign exchange movements	(533)
8	Other	0
9	RWA as of 31.3.18	77,210

Counterparty credit risk RWA development in the first quarter 2018

CCR RWA under internal model method (IMM) and value-at-risk (VaR) increased by CHF 1.6 billion during the first quarter of 2018. This was primarily driven by an asset size movement of CHF 1.4 billion. A CHF 1.1 billion increase in derivative exposures was mainly due to increased client activity, primarily in our Investment Bank’s Equities and Foreign Exchange, Rates and Credit businesses.

The increase from a higher IRB multiplier on Investment Bank exposures to corporates was CHF 0.3 billion. A decrease of CHF 0.2 billion was driven by foreign exchange movements.

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)
		Derivatives	SFTs	Total Amounts
CHF million		Subject to IMM	Subject to VaR
1	RWA as of 31.12.17	17,274	3,999	21,273
2	Asset size	1,067	333	1,400
3	Credit quality of counterparties	148	(71)	77
4	Model updates	0	0	0
5	Methodology and policy	225	54	279
5a	of which: regulatory add-ons	225	54	279
6	Acquisitions and disposals	0	0	0
7	Foreign exchange movements	(158)	(26)	(184)
8	Other	0	0	0
9	RWA as of 31.3.18	18,556	4,288	22,845

Market risk RWA development in the first quarter 2018

The four main components that contribute to market risk RWA are VaR, stressed value-at-risk (SVaR), incremental risk charge (IRC) and comprehensive risk measure (CRM). VaR and SVaR components include the RWA charge for risks-not-in-VaR.

The “MR2: RWA flow statements of market risk exposures under an internal models approach” table below provides a breakdown of the market risk RWA movement in the first quarter of 2018 across these components, according to BCBS-defined movement categories. These categories are described on page 75 of our 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Market risk RWA increased by CHF 10.1 billion, mainly due to asset size and other movements. This increase mainly resulted from higher average regulatory and stressed value-at-risk (VaR) levels observed during the quarter in the Investment Bank’s equities, rates and credit businesses, mainly due to option expiries and client activity during a period of increased market volatility. The VaR multiplier remained unchanged at 3.0.

MR2: RWA flow statements of market risk exposures under an internal models approach[1]
CHF million		VaR	Stressed VaR	IRC	CRM	Other	Total RWA
1	RWA as of 31.12.17	3,077	5,267	3,457	79		11,881
1a	Regulatory adjustment	(2,392)	(4,518)	0	(26)		(6,936)
1b	RWA at previous quarter-end (end of day)	685	749	3,457	53		4,944
2	Movement in risk levels	379	1,453	(1,181)			650
3	Model updates / changes	69	(3)				66
4	Methodology and policy
5	Acquisitions and disposals
6	Foreign exchange movements
7	Other	18	269		(16)		271
8a	RWA at the end of the reporting period (end of day)	1,150	2,468	2,276	37		5,932
8b	Regulatory adjustment	5,740	9,503	807	13		16,064
8c	RWA as of 31.3.18	6,891	11,971	3,083	50		21,996
1 Components that describe movements in RWA are presented in italic.

UBS Group AG consolidated

Section 2  Going and gone concern requirements and eligible capital

The table below provides details on the Swiss SRB going and gone concern requirements as required by FINMA. More information on capital management is provided on pages 51–61 of our first quarter 2018 report, available under “Quarterly reporting” at www.ubs.com/investors.

Swiss SRB going and gone concern requirements and information[1]
As of 31.3.18	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.68	24,568	2.90	25,592	10.22	25,938	3.50	30,886
of which: minimum capital	5.40	13,703	1.90	16,767	4.50	11,419	1.50	13,237
of which: buffer capital	4.06	10,302	1.00	8,825	5.50	13,956	2.00	17,649
of which: countercyclical buffer[2]	0.22	563			0.22	563
Maximum additional tier 1 capital	3.40	8,628	1.10	9,707	4.30	10,911	1.50	13,237
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.60	6,598	1.10	9,707	3.50	8,881	1.50	13,237
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,030			0.80	2,030
Total going concern capital	13.08	33,196	4.00	35,299	14.52[3]	36,850	5.00[3]	44,123
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	7.65[4]	19,422	2.58[4]	22,768	12.30[5]	31,206	4.30[5]	37,946
Total gone concern loss-absorbing capacity	7.65	19,422	2.58	22,768	12.30	31,206	4.30	37,946
Total loss-absorbing capacity	20.74	52,618	6.58	58,066	26.82	68,056	9.30	82,070

Eligible loss-absorbing capacity
Common equity tier 1 capital	13.06	33,151	3.76	33,151	13.06	33,151	3.76	33,151
High-trigger loss-absorbing additional tier 1 capital[6,7]	7.49	19,001	2.15	19,001	4.29	10,875	1.23	10,875
of which: high-trigger loss-absorbing additional tier 1 capital	3.36	8,533	0.97	8,533	3.36	8,533	0.97	8,533
of which: low-trigger loss-absorbing additional tier 1 capital	0.92	2,342	0.27	2,342	0.92	2,342	0.27	2,342
of which: high-trigger loss-absorbing tier 2 capital	0.17	429	0.05	429
of which: low-trigger loss-absorbing tier 2 capital	3.03	7,698	0.87	7,698
Total going concern capital	20.55	52,153	5.91	52,153	17.35	44,026	4.99	44,026
Gone concern loss-absorbing capacity	10.83	27,480	3.11	27,480	13.86	35,178	3.99	35,178
of which: TLAC-eligible senior unsecured debt	10.42	26,431	3.00	26,431	10.42	26,431	3.00	26,431
Total gone concern loss-absorbing capacity	10.83	27,480	3.11	27,480	13.86	35,178	3.99	35,178
Total loss-absorbing capacity	31.38	79,632	9.02	79,632	31.21	79,204	8.98	79,204

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		253,753				253,753
Leverage ratio denominator				882,469				882,469

1 This table includes a rebate equal to 35% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. This table does not include a rebate for the usage of low-trigger loss-absorbing additional tier 1 or tier 2 capital instruments to meet the gone concern requirements.    2 Going concern capital ratio requirements include countercyclical buffer requirements of 0.22%.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for leverage ratio denominator (LRD).    4 Includes applicable add-ons of 0.72% for RWA and 0.25% for LRD and a rebate of 1.25% for RWA and 0.42% for LRD.    5 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2% for RWA and 0.7% for LRD.    6 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.    7 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Explanation of the difference between the IFRS and regulatory scope of consolidation

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under International Financial Reporting Standards (IFRS) and includes subsidiaries that are directly or indirectly controlled by UBS Group AG and active in banking and finance. However, subsidiaries consolidated under IFRS whose business is outside the banking and finance sector are excluded from the regulatory scope of consolidation.

The key difference between the IFRS and regulatory capital scope of consolidation relates to the following entities as of 31 March 2018:

–   investments in insurance, real estate and commercial companies as well as investment vehicles that are consolidated under IFRS, but not for regulatory capital purposes, where they are subject to risk-weighting

–   joint ventures that are fully consolidated for regulatory capital purposes, but which are accounted for using the equity method under IFRS

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. These entities account for most of the difference between the “Balance sheet in accordance with IFRS scope of consolidation” and the “Balance sheet in accordance with regulatory scope of consolidation” columns in the “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table and such difference is mainly related to financial assets at fair value not held for trading and other financial liabilities designated at fair value. As of 31 March 2018, entities consolidated under either the IFRS or the regulatory scope of consolidation did not report any significant capital deficiencies.

In the banking book, certain equity investments are consolidated neither under IFRS nor under the regulatory scope. As of 31 March 2018, these investments mainly consisted of infrastructure holdings and joint operations (e.g., settlement and clearing institutions, stock and financial futures exchanges) and included our participation in the SIX Group. These investments were risk-weighted based on applicable threshold rules.

More information on the legal structure of the UBS Group and on the IFRS scope of consolidation is provided on pages 12–13 and 325–326, respectively, of our Annual Report 2017, available under “Annual reporting” at www.ubs.com/investors.

Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation
	31.3.18
CHF million	Total assets[1]	Total equity[1]	Purpose
UBS Asset Management Life Limited	24,415	42	Life Insurance
A&Q Alternative Solution Master Limited	317	317[2]	Investment vehicle for multiple investors
A&Q Alternative Solution Limited	317	311[2]	Investment vehicle for multiple investors
UBS Life Insurance Company USA	160	41	Life Insurance
A&Q Alpha Select Hedge Fund Limited	137	126[2]	Investment vehicle for multiple investors
A&Q Global Alpha Strategies XL Limited	128	64[2]	Investment vehicle for multiple investors
A&Q Alpha Select Hedge Fund XL	110	55[2]	Investment vehicle for multiple investors

1 Total assets and total equity on a standalone basis.    2 Represents the net asset value of issued fund units. These fund units are subject to liability treatment in the consolidated financial statements in accordance with IFRS.

UBS Group AG consolidated

The table below and on the next page provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by the BCBS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in the “Composition of capital” table.

Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 31.3.18	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
CHF million

Assets
Cash and balances at central banks	92,800			92,800
Loans and advances to banks	13,338	(232)		13,106
Receivables from securities financing transactions	77,016			77,016
Cash collateral receivables on derivative instruments	24,271			24,271
Loans and advances to customers	316,195	76		316,271
Other financial assets measured at amortized cost	19,129	(105)		19,025
Total financial assets measured at amortized cost	542,749	(261)		542,488
Financial assets at fair value held for trading	105,554	(350)		105,204
of which: assets pledged as collateral that may be sold or repledged by counterparties	34,536			34,536
Derivative financial instruments	113,333	12		113,345
Brokerage receivables	20,250			20,250
Financial assets at fair value not held for trading	97,532	(24,186)		73,346
Total financial assets measured at fair value through profit or loss	336,669	(24,524)		312,144
Financial assets measured at fair value through other comprehensive income	6,758			6,758
Consolidated participations	0	102		102
Investments in associates	1,037			1,037
of which: goodwill	350			350	4
Property, equipment and software	8,860	(54)		8,806
Goodwill and intangible assets	6,235			6,235
of which: goodwill	6,039			6,039	4
of which: intangible assets	196			196	5
Deferred tax assets	9,729			9,729
of which: deferred tax assets recognized for tax loss carry-forwards	5,886			5,886	6
of which: deferred tax assets on temporary differences	3,843			3,843	10
Other non-financial assets	7,324	(68)		7,256
of which: net defined benefit pension and other post-employment assets	1			1	8
Total assets	919,361	(24,805)		894,556

Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

As of 31.3.18	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
CHF million

Liabilities
Amounts due to banks	9,024	(8)		9,016
Payables from securities financing transactions	9,167			9,167
Cash collateral payables on derivative instruments	29,426			29,426
Customer deposits	398,604	(25)		398,579
Debt issued measured at amortized cost	137,883	(9)		137,874
Other financial liabilities measured at amortized cost	5,911	(364)		5,547
Total financial liabilities measured at amortized cost	590,014	(407)		589,608
Financial liabilities at fair value held for trading	34,747			34,747
Derivative financial instruments	111,945	7		111,953
Brokerage payables designated at fair value	34,793			34,793
Debt issued designated at fair value	52,059			52,059
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital[2]	6,898			6,898	9
of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital[2]	2,342			2,342	9
of which: amount eligible for low-trigger loss-absorbing tier 2 capital[3]	7,698			7,698	11
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital[4]	684			684	12
Other financial liabilities designated at fair value	34,438	(24,348)		10,090
Total financial liabilities measured at fair value through profit or loss	267,983	(24,341)		243,642
Provisions	3,044			3,044
Other non-financial liabilities	7,016	(15)		7,001
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[5]	1,029			1,029	9
of which: deferred tax liabilities related to goodwill	53			53	4
of which: deferred tax liabilities related to other intangible assets	4			4	5
Total liabilities	868,056	(24,762)		843,294

Equity
Share capital	385			385	1
Share premium	25,262			25,262	1
Treasury shares	(1,520)			(1,520)	3
Retained earnings	33,807	(154)		33,652	2
Other comprehensive income recognized directly in equity, net of tax	(6,692)	112		(6,580)	3
of which: unrealized gains / (losses) from cash flow hedges	(103)			(103)	7
Equity attributable to shareholders	51,243	(43)		51,199
Equity attributable to non-controlling interests	62			62
Total equity	51,305	(43)		51,262
Total liabilities and equity	919,361	(24,805)		894,556

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “Composition of capital” table.    2 Represents IFRS carrying value.    3 IFRS carrying value is CHF 8,097 million.    4 IFRS carrying value is CHF 694 million.    5 IFRS carrying value is CHF 1,629 million. Refer to the “Compensation” section of our Annual Report 2017 for more information on the DCCP.

UBS Group AG consolidated

Composition of capital

The table below and on the following pages provides the “Composition of capital” as defined by the BCBS and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in the “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table.

Refer to “Capital instruments of UBS Group AG consolidated and UBS AG consolidated and standalone – key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt” under “Bondholder information” at www.ubs.com/investors  for an overview of the key features of our regulatory capital instruments, as well as the full terms and conditions.

Composition of capital
As of 31.3.18		Numbers phase-in	Effect of the transition phase	References[1]
CHF million, except where indicated
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	25,648		1
2	Retained earnings	33,652		2
3	Accumulated other comprehensive income (and other reserves)	(8,100)		3
4	Directly issued capital subject to phase-out from common equity tier 1 (CET1) capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in Group CET1 capital)
6	Common equity tier 1 capital before regulatory adjustments	51,199
7	Prudential valuation adjustments	(120)
8	Goodwill, net of tax, less additional tier 1 (AT1) capital	(6,336)		4
9	Intangible assets, net of tax	(192)		5
10	Deferred tax assets recognized for tax loss carry-forwards[2]	(5,907)		6
11	Unrealized (gains) / losses from cash flow hedges, net of tax	103		7
12	Expected losses on advanced internal ratings-based portfolio less provisions[3]	(359)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(46)
15	Defined benefit plans	(1)		8
16	Compensation and own shares-related capital components (not recognized in net profit)[4]	(1,581)		9
17	Reciprocal crossholdings in common equity
17a	Qualifying interest where a controlling influence is exercised together with other owners (CET1 instruments)
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital

(amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)	(458)		10
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investments treated according to the PD/LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard
26b	Other deductions	(3,152)
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions
28	Total regulatory adjustments to common equity tier 1	(18,048)

Composition of capital (continued)

As of 31.3.18		Numbers phase-in	Effect of the transition phase	References [1]
CHF million, except where indicated
29	Common equity tier 1 capital (CET1)	33,151
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus	10,875
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards	10,875		9
33	Directly issued capital instruments subject to phase-out from additional tier 1
34	Additional tier 1 instruments (and CET1 instruments not included in line 5) issued by subsidiaries and held by third parties (amount allowed in Group AT1)
35	of which: instruments issued by subsidiaries subject to phase-out
36	Additional tier 1 capital before regulatory adjustments	10,875
37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Qualifying interest where a controlling influence is exercised together with other owner (AT1 instruments)
38b	Holdings in companies which are to be consolidated (AT1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
Tier 1 adjustments on impact of transitional arrangements
of which: goodwill net of tax, offset against additional loss-absorbing tier 1 capital
42a	Excess of the adjustments, which are allocated to the common equity tier 1 capital
43	Total regulatory adjustments to additional tier 1 capital
44	Additional tier 1 capital (AT1)	10,875
45	Tier 1 capital (T1 = CET1 + AT1)	44,026
46	Directly issued qualifying tier 2 instruments plus related stock surplus	7,698		11
47	Directly issued capital instruments subject to phase-out from tier 2	700	(700)	12
48	Tier 2 instruments (and CET1 and AT1 instruments not included in lines 5 or 34) issued by subsidiaries and held by third parties (amount allowed in Group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments	8,398
52	Investments in own tier 2 instruments	(16)	16	12
53	Reciprocal crossholdings in tier 2 instruments
53a	Qualifying interest where a controlling influence is exercised together with other owner (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments, which are allocated to the AT1 capital
57	Total regulatory adjustments to tier 2 capital	(16)	16

UBS Group AG consolidated

Composition of capital (continued)

As of 31.3.18		Numbers phase-in	Effect of the transition phase	References[1]
CHF million, except where indicated
58	Tier 2 capital (T2)	8,382	(684)
	of which: high-trigger loss-absorbing capital
	of which: low-trigger loss-absorbing capital	7,698		11
59	Total capital (TC = T1 + T2)	52,408	(684)
	Amount with risk weight pursuant to the transitional arrangement (phase-in)
	of which: net defined benefit pension assets
	of which: deferred tax assets on temporary differences
60	Total risk-weighted assets	253,753
	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)	13.1
62	Tier 1 (pos 45 as a percentage of risk-weighted assets)	17.3
63	Total capital (pos 59 as a percentage of risk-weighted assets)	20.7
64	CET1 requirement (base capital, buffer capital and countercyclical buffer requirements) plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets[5]	7.3
65	of which: capital buffer requirement	1.9
66	of which: bank-specific countercyclical buffer requirement	0.2
67	of which: G-SIB buffer requirement	0.8
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	13.1
68a–f	Not applicable for systemically relevant banks according to FINMA Circular 11/2
72	Non-significant investments in the capital of other financials	1,390
73	Significant investments in the common stock of financials	755
74	Mortgage servicing rights, net of tax
75	Deferred tax assets arising from temporary differences, net of tax	3,819
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” table.    2 IFRS netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.    3 From 1 January 2018, provisions have been calculated in accordance with IFRS 9.    4 Includes CHF 606 million in DCCP-related charge for regulatory capital purposes.    5 BCBS requirements are exceeded by our Swiss SRB requirements. Refer to the “Capital management“ section of our Annual Report 2017 for more information on the Swiss SRB requirements.

Section 3  Leverage ratio

BCBS Basel III leverage ratio

The Basel Committee on Banking Supervision (BCBS) leverage ratio is calculated by dividing the period-end tier 1 capital by the period-end leverage ratio denominator (LRD). The LRD consists of IFRS on-balance sheet assets and off-balance sheet items. Derivative exposures are adjusted for a number of items, including replacement value and eligible cash variation margin netting, the current exposure method add-on and net notional amounts for written credit derivatives. The LRD also includes an additional charge for counterparty credit risk related to securities financing transactions. In addition, balance sheet assets deducted from our tier 1 capital are excluded from LRD, which led to a difference between phase-in and fully applied LRD for deferred tax assets and net defined benefit pension plan assets until 31 December 2017.

The “Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions” table below shows the difference between total IFRS assets per IFRS consolidation scope and the BCBS total on-balance sheet exposures, which are the starting point for calculating the BCBS LRD as shown in the “BCBS Basel III leverage ratio common disclosure” table on the next page. The difference is due to the application of the regulatory scope of consolidation for the purpose of the BCBS calculation. In addition, carrying values for derivative financial instruments and securities financing transactions are deducted from IFRS total assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the “BCBS Basel III leverage ratio common disclosure” table on the next page.

As of 31 March 2018, our BCBS Basel III leverage ratio was 5.0% and the BCBS Basel III LRD was CHF 882 billion. Information on our Swiss SRB leverage ratio and the movement in our LRD compared with the prior quarter is provided on pages 60–61 of our first quarter 2018 report, available under “Quarterly reporting” at www.ubs.com/investors.

Difference between the Swiss SRB and BCBS leverage ratio

The LRD is the same under Swiss SRB and BCBS rules. However, there is a difference in the capital numerator between the two frameworks. Under BCBS rules, only common equity tier 1 and additional tier 1 capital are included in the numerator. Under Swiss SRB we are required to meet going as well as gone concern leverage ratio requirements. Therefore, depending on the requirement, the numerator includes tier 1 capital instruments, tier 2 capital instruments and / or TLAC-eligible senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
CHF million	31.3.18	31.12.17
On-balance sheet exposures
IFRS total assets	919,361	915,642
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	(24,805)	(12,142)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory purposes	0	0
Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
Less carrying value of derivative financial instruments in IFRS total assets[1]	(137,616)	(141,673)
Less carrying value of securities financing transactions in IFRS total assets[2]	(106,485)	(114,895)
Adjustments to accounting values	0	0
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral	650,455	646,933
Asset amounts deducted in determining BCBS Basel III tier 1 capital	(13,250)	(12,624)
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)	637,205	634,309

1 Consists of derivative financial instruments and cash collateral receivables on derivative instruments in accordance with the regulatory scope of consolidation.    2 Consists of receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions in accordance with the regulatory scope of consolidation.

UBS Group AG consolidated

BCBS Basel III leverage ratio common disclosure
CHF million, except where indicated		31.3.18	31.12.17

	On-balance sheet exposures
1	On-balance sheet items excluding derivatives and SFTs, but including collateral	650,455	646,933
2	(Asset amounts deducted in determining Basel III tier 1 capital)[1]	(13,250)	(12,624)
3	Total on-balance sheet exposures (excluding derivatives and SFTs)	637,205	634,309

	Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)	42,546	42,135
5	Add-on amounts for PFE associated with all derivatives transactions	91,207	89,205
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	(13,266)	(12,481)
8	(Exempted CCP leg of client-cleared trade exposures)	(22,550)	(22,836)
9	Adjusted effective notional amount of all written credit derivatives[2]	87,252	94,031
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)[3]	(85,134)	(91,951)
11	Total derivative exposures	100,055	98,103

	Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	177,346	191,696
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	(70,861)	(76,802)
14	CCR exposure for SFT assets	9,406	9,269
15	Agent transaction exposures	0	0
16	Total securities financing transaction exposures	115,891	124,164

	Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	88,553	93,090
18	(Adjustments for conversion to credit equivalent amounts)	(59,235)	(62,031)
19	Total off-balance sheet items	29,318	31,059
	Total exposures (leverage ratio denominator), phase-in		887,635
	(Additional asset amounts deducted in determining Basel III tier 1 capital fully applied)		(1,519)
	Total exposures (leverage ratio denominator), fully applied	882,469	886,116

	Capital and total exposures (leverage ratio denominator), phase-in
20	Tier 1 capital		43,438
21	Total exposures (leverage ratio denominator)		887,635
	Leverage ratio
22	Basel III leverage ratio phase-in (%)		4.9

	Capital and total exposures (leverage ratio denominator), fully applied
20	Tier 1 capital	44,026	41,911
21	Total exposures (leverage ratio denominator)	882,469	886,116
	Leverage ratio
22	Basel III leverage ratio fully applied (%)	5.0	4.7

1 As of 31 December 2017, phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in as of 31 March 2018. Associated prudential filters applied to LRD are also fully phased in as of 31 March 2018.    2 Includes protection sold, including agency transactions.    3 Protection sold can be offset with protection bought on the same underlying reference entity, provided that the conditions according to the Basel III leverage ratio framework and disclosure requirements are met.

BCBS Basel III leverage ratio summary comparison
CHF million		31.3.18	31.12.17
1	Total consolidated assets as per published financial statements	919,361	915,642
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation[1]	(38,055)	(24,765)
3	Adjustment for fiduciary assets recognized on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	0	0
4	Adjustments for derivative financial instruments	(37,561)	(43,570)
5	Adjustment for securities financing transactions (i.e., repos and similar secured lending)	9,406	9,269
6	Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	29,318	31,059
7	Other adjustments	0	0
8	Leverage ratio exposure (leverage ratio denominator)[2]	882,469	887,635

1 This item includes assets that are deducted from CET1 capital.    2 As of 31 December 2017, phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in as of 31 March 2018. Associated prudential filters applied to LRD are also fully phased in as of 31 March 2018.

BCBS Basel III leverage ratio
CHF million, except where indicated
Phase-in	31.3.18	31.12.17	30.9.17	30.6.17
Total tier 1 capital		43,438	44,315	43,421
BCBS total exposures (leverage ratio denominator)		887,635	886,969	862,975
BCBS Basel III leverage ratio (%)		4.9	5.0	5.0

Fully applied	31.3.18	31.12.17	30.9.17	30.6.17
Total tier 1 capital	44,026	41,911	41,493	40,668
BCBS total exposures (leverage ratio denominator)	882,469	886,116	884,834	860,879
BCBS Basel III leverage ratio (%)	5.0	4.7	4.7	4.7

UBS Group AG consolidated

Section 4  Liquidity coverage ratio

High-quality liquid assets

High-quality liquid assets (HQLA) must be easily and immediately convertible into cash at little or no loss of value, especially during a period of stress. HQLA are assets that are of low risk and are unencumbered. Other characteristics of HQLA are ease and certainty of valuation, low correlation with risky assets, listing on a developed and recognized exchange, an active and sizeable market and low volatility. Based on these characteristics, HQLA are categorized as Level 1 (primarily central bank reserves and government bonds) or Level 2 (primarily US and European agency bonds as well as non-financial corporate covered bonds). Level 2 assets are subject to regulatory haircuts and caps.

High-quality liquid assets
	Average 1Q18[1]			Average 4Q17[1]
CHF billion	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]	Level 1 weighted liquidity value[2]	Level 2 weighted liquidity value[2]	Total weighted liquidity value[2]
Cash balances[3]	101	0	101	103	0	103
Securities	74	9	82	63	17	80
Total high-quality liquid assets[4]	174	9	183	166	17	183

1 Calculated based on an average of 64 data points in the first quarter of 2018 and 63 data points in the fourth quarter of 2017.    2 Calculated after the application of haircuts.    3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.

Liquidity coverage ratio

In the first quarter of 2018, our liquidity coverage ratio (LCR) decreased by 7 percentage points to 136%, remaining above the 110% Group LCR minimum communicated by FINMA. The decrease in LCR was mainly driven by higher average net cash outflows due to revised regulatory requirements affecting inflows from fully performing exposures and other cash outflows. In addition, unsecured wholesale funding led to higher net cash outflows driven by maturities.

Liquidity coverage ratio
		Average 1Q18[1]		Average 4Q17[1]
CHF billion, except where indicated		Unweighted value	Weighted value[2]	Unweighted value	Weighted value[2]

High-quality liquid assets
1	High-quality liquid assets	184	183	186	183

Cash outflows
2	Retail deposits and deposits from small business customers	231	26	237	26
3	of which: stable deposits	35	1	35	1
4	of which: less stable deposits	196	24	201	25
5	Unsecured wholesale funding	184	106	184	104
6	of which: operational deposits (all counterparties)	37	9	36	9
7	of which: non-operational deposits (all counterparties)	134	84	137	84
8	of which: unsecured debt	13	13	11	11
9	Secured wholesale funding		78		79
10	Additional requirements:	82	26	84	26
11	of which: outflows related to derivatives and other transactions	42	17	42	17
12	of which: outflows related to loss of funding on debt products[3]	1	1	0	0
13	of which: committed credit and liquidity facilities	39	8	42	9
14	Other contractual funding obligations	12	12	14	13
15	Other contingent funding obligations	243	5	248	6
16	Total cash outflows		252		254

Cash inflows
17	Secured lending	295	80	293	83
18	Inflows from fully performing exposures	67	30	64	33
19	Other cash inflows	7	7	10	10
20	Total cash inflows	369	118	367	126

			Average 1Q18[1]		Average 4Q17[1]
CHF billion, except where indicated			Total adjusted value[4]		Total adjusted value[4]

Liquidity coverage ratio
21	High-quality liquid assets		183		183
22	Net cash outflows		135		128
23	Liquidity coverage ratio (%)		136		143

1 Calculated based on an average of 64 data points in the first quarter of 2018 and 63 data points in the fourth quarter of 2017.    2 Calculated after the application of inflow and outflow rates.    3 Includes outflows related to loss of funding on asset-backed securities, covered bonds, other structured financing instruments, asset-backed commercial papers, structured entities (conduits), securities investment vehicles and other such financing facilities.    4 Calculated after the application of haircuts and inflow and outflow rates as well as, where applicable, caps on Level 2 assets and cash inflows.

Significant regulated subsidiaries and sub-groups

Significant regulated subsidiaries and sub-groups

Section 1  Introduction

The sections below include capital and other regulatory information UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated. UBS AG consolidated capital and other regulatory information is provided in the UBS AG first quarter 2018 report, which will be available as of 27 April 2018 under “Quarterly reporting” at www.ubs.com/investors.

Capital information in this section is based on Pillar 1 capital requirements. Entities may be subject to significant additional Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Section 2  UBS AG standalone

Swiss SRB going concern requirements and information

Under Swiss systemically relevant bank (SRB) regulations, article 125 “Reliefs for financial groups and individual institutions” of the Capital Adequacy Ordinance stipulates that Swiss Financial Market Supervisory Authority (FINMA) may grant, under certain conditions, capital relief to individual institutions to ensure that an individual institution’s compliance with the capital requirements does not lead to a de facto overcapitalization of the group of which it is a part.

FINMA granted relief concerning the regulatory capital requirements of UBS AG on a standalone basis by means of decrees issued on 20 December 2013 and 20 October 2017, the latter effective as of 1 July 2017 and partly replacing the former.

More information is provided in “Section 2 UBS AG standalone”  of the 31 December 2017 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups under “Pillar 3 disclosures”  at www.ubs.com/investors.

Swiss SRB going concern requirements and information
As of 31.3.18	Swiss SRB, including transitional arrangements				Swiss SRB after transition
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required going concern capital	in %[1]		in %[1]				in %
Common equity tier 1 capital	10.04	28,928	3.50	20,699	10.04	37,746	3.50	20,699
of which: minimum capital	4.50	12,969	1.50	8,871	4.50	16,922	1.50	8,871
of which: buffer capital	5.50	15,851	2.00	11,828	5.50	20,682	2.00	11,828
of which: countercyclical buffer[2]	0.04	109			0.04	142
Maximum additional tier 1 capital	4.30	12,392	1.50	8,871	4.30	16,170	1.50	8,871
of which: high-trigger loss-absorbing additional tier 1 minimum capital	3.50	10,087	1.50	8,871	3.50	13,161	1.50	8,871
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,306			0.80	3,008
Total going concern capital	14.34[3]	41,321	5.00[3]	29,571	14.34[3]	53,916	5.00[3]	29,571

Eligible going concern capital
Common equity tier 1 capital	16.48	47,508	8.03	47,508	12.63	47,508	8.03	47,508
High-trigger loss-absorbing additional tier 1 capital[4]	5.07	14,609	2.47	14,609	1.84	6,911	1.17	6,911
of which: high-trigger loss-absorbing additional tier 1 capital	2.40	6,911	1.17	6,911	1.84	6,911	1.17	6,911
of which: low-trigger loss-absorbing tier 2 capital	2.67	7,698	1.30	7,698
Total going concern capital	21.55	62,118	10.50	62,118	14.47	54,419	9.20	54,419

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		288,194				376,042
Leverage ratio denominator				591,413				591,413

1 By FINMA decree, requirements exceed those based on the transitional arrangements of the Swiss Capital Adequacy Ordinance, i.e., a total going concern capital ratio requirement of 12.86% plus the effect of countercyclical buffer (CCB) requirements of 0.04%, of which 9.46% plus the effect of CCB requirements of 0.04% must be satisfied with CET1 capital, and a total going concern leverage ratio requirement of 4%, of which 2.9% must be satisfied with CET1 capital.    2 Going concern capital ratio requirements as of 31 March 2018 include CCB requirements of 0.04%.    3 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    4 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity.

Swiss SRB going concern information
	Swiss SRB, including transitional arrangements		Swiss SRB after transition
CHF million, except where indicated	31.3.18	31.12.17[1]	31.3.18	31.12.17

Going concern capital
Common equity tier 1 capital	47,508	48,374	47,508	48,178
High-trigger loss-absorbing additional tier 1 capital	6,911	3,666	6,911	3,666
Total loss-absorbing additional tier 1 capital	6,911	3,666	6,911	3,666
Total tier 1 capital	54,419	52,040	54,419	51,845
Low-trigger loss-absorbing tier 2 capital[2]	7,698	7,874
Total tier 2 capital	7,698	7,874
Total going concern capital	62,118	59,914	54,419	51,845

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	288,194	277,529	376,042	365,362
of which: direct and indirect investments in Swiss-domiciled subsidiaries[3]	28,761	28,595	35,951	35,744
of which: direct and indirect investments in foreign-domiciled subsidiaries[3]	80,658	80,684	161,316	161,368
Leverage ratio denominator	591,413	599,727	591,413	599,532

Capital ratios (%)
Total going concern capital ratio	21.6	21.6	14.5	14.2
of which: CET1 capital ratio	16.5	17.4	12.6	13.2

Leverage ratios (%)
Total going concern leverage ratio	10.5	10.0	9.2	8.6
of which: CET1 leverage ratio	8.0	8.1	8.0	8.0

1 As of 31 December 2017, phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in as of 31 March 2018. Prudential filters applied to RWA and LRD are also fully phased in as of 31 March 2018. The remaining difference on RWA relates to the treatment of direct and indirect investments.    2 Outstanding low-trigger loss-absorbing tier 2 capital instruments qualify as going concern capital until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and are subject to amortization starting five years prior to their maturity.    3 Carrying value for direct and indirect investments including holding of regulatory capital instruments in Swiss-domiciled subsidiaries (31 March 2018: CHF 14,380 million; 31 December 2017: 14,298 million), and for direct and indirect investments including holding of regulatory capital instruments in foreign-domiciled subsidiaries (31 March 2018: CHF 40,329 million; 31 December 2017: 40,342 million), currently risk weighted at 200%. Risk weights are gradually increased by 5% per year for Swiss-domiciled investments and 20% per year for foreign-domiciled investments starting 1 January 2019 until the fully applied risk weights of 250% and 400%, respectively, are applied.

Significant regulated subsidiaries and sub-groups

Leverage ratio information

Swiss SRB leverage ratio denominator
	LRD (fully applied)		LRD (phase-in)
CHF billion	31.3.18	31.12.17	31.12.17

Leverage ratio denominator
Swiss GAAP total assets	464.3	477.0	477.0
Difference between Swiss GAAP and IFRS total assets	107.6	112.6	112.6
Less: derivative exposures and SFTs[1]	(205.3)	(216.0)	(216.0)
On-balance sheet exposures (excluding derivative exposures and SFTs)	366.6	373.6	373.6
Derivative exposures	96.6	94.6	94.6
Securities financing transactions	98.8	101.8	101.8
Off-balance sheet items	31.3	31.6	31.6
Items deducted from Swiss SRB tier 1 capital	(1.8)	(1.9)	(1.7)
Total exposures (leverage ratio denominator)	591.4	599.5	599.7

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio[1]
CHF million, except where indicated	31.3.18	31.12.17	30.9.17	30.6.17
Total tier 1 capital	56,759	53,223	54,363	34,891
Total exposures (leverage ratio denominator)	591,413	599,727	597,002	566,091
BCBS Basel III leverage ratio (%)	9.6	8.9	9.1	6.2

1 Until 31 December 2017, phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in as of 31 March 2018. Associated prudential filters applied to LRD are also fully phased in as of 31 March 2018.

Liquidity coverage ratio

UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 1Q18[2]	Average 4Q17[2]
High-quality liquid assets	85	87
Total net cash outflows	67	66
of which: cash outflows	180	188
of which: cash inflows	113	123
Liquidity coverage ratio (%)	127	132

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 64 data points in the first quarter of 2018 and 63 data points in the fourth quarter of 2017.

Section 3  UBS Switzerland AG standalone

Swiss SRB going and gone concern requirements and information

UBS Switzerland AG is considered a systemically relevant bank (SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of 31 March 2018, the transitional going concern capital and leverage ratio requirements for UBS Switzerland AG standalone were 13.39% and 4.0%, respectively. The gone concern requirements under transitional arrangements were 7.65% for the RWA-based requirement and 2.58% for the LRD-based requirement.

Swiss SRB going and gone concern requirements and information[1]
As of 31.3.18	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
CHF million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %[2]		in %		in %		in %
Common equity tier 1 capital	9.99	9,418	2.90	8,757	10.53	9,928	3.50	10,569
of which: minimum capital	5.40	5,093	1.90	5,737	4.50	4,244	1.50	4,530
of which: buffer capital	4.06	3,829	1.00	3,020	5.50	5,187	2.00	6,039
of which: countercyclical buffer[3]	0.53	496			0.53	496
Maximum additional tier 1 capital	3.40	3,207	1.10	3,322	4.30	4,055	1.50	4,530
of which: high-trigger loss-absorbing additional tier 1 minimum capital	2.60	2,452	1.10	3,322	3.50	3,301	1.50	4,530
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	754			0.80	754
Total going concern capital	13.39	12,625	4.00	12,079	14.83[4]	13,983	5.00[4]	15,098
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate	7.65[5]	7,219	2.58[5]	7,791	12.30[6]	11,598	4.30[6]	12,985
Total gone concern loss-absorbing capacity	7.65	7,219	2.58	7,791	12.30	11,598	4.30	12,985
Total loss-absorbing capacity	21.04	19,843	6.58	19,869	27.12	25,581	9.30	28,083

Eligible loss-absorbing capacity
Common equity tier 1 capital	10.73	10,118	3.35	10,118	10.73	10,118	3.35	10,118
High-trigger loss-absorbing additional tier 1 capital	3.18	3,000	0.99	3,000	3.18	3,000	0.99	3,000
of which: high-trigger loss-absorbing additional tier 1 capital	3.18	3,000	0.99	3,000	3.18	3,000	0.99	3,000
Total going concern capital	13.91	13,118	4.34	13,118	13.91	13,118	4.34	13,118
Gone concern loss-absorbing capacity	8.91	8,400	2.78	8,400	8.91	8,400	2.78	8,400
of which: TLAC-eligible debt	8.91	8,400	2.78	8,400	8.91	8,400	2.78	8,400
Total gone concern loss-absorbing capacity	8.91	8,400	2.78	8,400	8.91	8,400	2.78	8,400
Total loss-absorbing capacity	22.82	21,518	7.13	21,518	22.82	21,518	7.13	21,518

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		94,311				94,311
Leverage ratio denominator				301,968				301,968

1 This table includes a rebate equal to 35% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020. Refer to the “Capital management” section of our Annual Report 2017 for more information.    2 The total loss-absorbing capacity ratio requirement of 21.04% is the current requirement based on the transitional rules of the Swiss Capital Adequacy Ordinance including the aforementioned rebate on the gone concern requirements. In addition, FINMA has defined a total capital ratio requirement, which is the sum of 14.4% and the effect of countercyclical buffer (CCB) requirements of 0.53%, of which 10% plus the effect of CCB requirements must be satisfied with CET1 capital. These FINMA requirements will be effective until they are exceeded by the Swiss SRB requirements based on the transitional rules.    3 Going concern capital ratio requirements include CCB requirements of 0.53%.    4 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    5 Includes applicable add-ons of 0.72% for RWA and 0.25% for LRD and a rebate of 1.25% for RWA and 0.42% for LRD.    6 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and a rebate of 2% for RWA and 0.7% for LRD.

Significant regulated subsidiaries and sub-groups

Swiss SRB loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements		Swiss SRB as of 1.1.20
CHF million, except where indicated	31.3.18	31.12.17	31.3.18	31.12.17

Going concern capital
Common equity tier 1 capital	10,118	10,160	10,118	10,160
High-trigger loss-absorbing additional tier 1 capital	3,000	3,000	3,000	3,000
Total tier 1 capital	13,118	13,160	13,118	13,160
Total going concern capital	13,118	13,160	13,118	13,160

Gone concern loss-absorbing capacity
TLAC-eligible debt	8,400	8,400	8,400	8,400
Total gone concern loss-absorbing capacity	8,400	8,400	8,400	8,400

Total loss-absorbing capacity
Total loss-absorbing capacity	21,518	21,560	21,518	21,560

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	94,311	92,894	94,311	92,894
Leverage ratio denominator	301,968	302,987	301,968	302,987

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	13.9	14.2	13.9	14.2
of which: common equity tier 1 capital ratio	10.7	10.9	10.7	10.9
Gone concern loss-absorbing capacity ratio	8.9	9.0	8.9	9.0
Total loss-absorbing capacity ratio	22.8	23.2	22.8	23.2

Leverage ratios (%)
Going concern leverage ratio	4.3	4.3	4.3	4.3
of which: common equity tier 1 leverage ratio	3.4	3.4	3.4	3.4
Gone concern leverage ratio	2.8	2.8	2.8	2.8
Total loss-absorbing capacity leverage ratio	7.1	7.1	7.1	7.1

Leverage ratio information

Swiss SRB leverage ratio denominator
	LRD (fully applied)		LRD (phase-in)
CHF billion	31.3.18	31.12.17	31.12.17

Leverage ratio denominator
Swiss GAAP total assets	289.4	290.3	290.3
Difference between Swiss GAAP and IFRS total assets	1.5	1.3	1.3
Less: derivative exposures and SFTs[1]	(30.5)	(39.6)	(39.6)
On-balance sheet exposures (excluding derivative exposures and SFTs)	260.4	252.0	252.0
Derivative exposures	4.5	4.0	4.0
Securities financing transactions	25.8	35.3	35.3
Off-balance sheet items	11.8	12.2	12.2
Items deducted from Swiss SRB tier 1 capital	(0.4)	(0.5)	(0.5)
Total exposures (leverage ratio denominator)	302.0	303.0	303.0

1 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions in this table.

BCBS Basel III leverage ratio[1]
CHF million, except where indicated	31.12.18	31.12.17	30.9.17	30.6.17
Total tier 1 capital	13,118	13,160	12,272	12,276
Total exposures (leverage ratio denominator)	301,968	302,987	305,229	308,917
BCBS Basel III leverage ratio (%)	4.3	4.3	4.0	4.0

1 Until 31 December 2017, phase-in deduction applied for the purpose of the CET1 capital calculation was 80%. These effects are fully phased in as of 31 March 2018. Associated prudential filters applied to LRD are also fully phased in as of 31 March 2018.

Liquidity coverage ratio

UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.

Liquidity coverage ratio
	Weighted value[1]
CHF billion, except where indicated	Average 1Q18[2]	Average 4Q17[2]
High-quality liquid assets	69	69
Total net cash outflows	55	48
of which: cash outflows	87	89
of which: cash inflows	33	41
Liquidity coverage ratio (%)	126	144

1 Calculated after the application of haircuts and inflow and outflow rates.    2 Calculated based on an average of 64 data points in the first quarter of 2018 and 63 data points in the fourth quarter of 2017.

Significant regulated subsidiaries and sub-groups

Capital instruments

Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.
		Share capital	Additional tier 1 capital
1	Issuer (country of incorporation; if applicable, branch)	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland	UBS Switzerland AG, Switzerland
1a	Instrument number	1	2	3	4
2	Unique identifier (e.g., ISIN)	N/A	N/A	N/A	N/A
3	Governing law(s) of the instrument	Swiss	Swiss	Swiss	Swiss
Regulatory treatment
4	Transitional Basel III rules[1]	CET1 – Going concern capital	Additional tier 1 – Going concern capital
5	Post-transitional Basel III rules[2]	CET1 – Going concern capital	Additional tier 1 – Going concern capital
6	Eligible at solo / group / group and solo	UBS Switzerland AG standalone	UBS Switzerland AG standalone
7	Instrument type	Ordinary shares	Loan[4]
8	Amount recognized in regulatory capital (currency in million, as of most recent reporting date)[1]	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000
9	Outstanding amount (par value, million)	CHF 10.0	CHF 1,500	CHF 500	CHF 1,000
10	Accounting classification[3]	Equity attributable to UBS Switzerland AG shareholders	Due to banks held at amortized cost
11	Original date of issuance	–	1 April 2015	11 March 2016	18 December 2017
12	Perpetual or dated	–	Perpetual
13	Original maturity date	–	–
14	Issuer call subject to prior supervisory approval	–	Yes
15	Optional call date, subsequent call dates, if applicable, and redemption amount	–	First optional repayment date: 1 April 2020	First optional repayment date: 11 March 2021	First optional repayment date: 18 December 2022
Repayable at any time after the first optional repayment date. Repayment subject to FINMA approval. Optional repayment amount: principal amount, together with any accrued and unpaid interest thereon
16	Contingent call dates and redemption amount	–	Early repayment possible due to a tax or regulatory event. Repayment due to tax event subject to FINMA approval. Repayment amount: principal amount, together with accrued and unpaid interest

Capital instruments of UBS Switzerland AG – key features (continued)
Coupons / dividend
17	Fixed or floating dividend / coupon	–	Floating
18	Coupon rate and any related index; frequency of payment	–	6-month CHF Libor + 370 bps per annum semiannually	3-month CHF Libor + 459 bps per annum quarterly	3-month CHF Libor + 250 bps per annum quarterly
19	Existence of a dividend stopper	–	No
20	Fully discretionary, partially discretionary or mandatory	Fully discretionary	Fully discretionary
21	Existence of step-up or other incentive to redeem	–	No
22	Non-cumulative or cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	–	Non-convertible
24	If convertible, conversion trigger(s)	–	–
25	If convertible, fully or partially	–	–
26	If convertible, conversion rate	–	–
27	If convertible, mandatory or optional conversion	–	–
28	If convertible, specify instrument type convertible into	–	–
29	If convertible, specify issuer of instrument it converts into	–	–
30	Write-down feature	–	Yes
31	If write-down, write-down trigger(s)	–	Trigger: CET1 ratio is less than 7%

FINMA determines a write-down necessary to ensure UBS Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure UBS Switzerland AG‘s viability.

Subject to applicable conditions

32	If write-down, full or partial	–	Full
33	If write-down, permanent or temporary	–	Permanent
34	If temporary write-down, description of write-up mechanism	–	–
35	Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument)

Unless otherwise stated in the Articles of Association, once debts are paid back, the assets of the liquidated company are divided between the shareholders pro rata based on their contributions and considering the preferences attached to certain categories of shares (article 745, Swiss Code of Obligations)

Subject to any obligations that are mandatorily preferred by law, all obligations of UBS Switzerland AG that are unsubordinated or that are subordinated and do not rank junior, such as all classes of share capital, or at par, such as tier 1 instruments

36	Existence of features that prevent full recognition under Basel III	–	–
37	If yes, specify non-compliant features	–	–

1 Based on Swiss SRB (including transitional arrangement) requirements.    2 Based on Swiss SRB requirements applicable as of 1 January 2020.    3 As applied in UBS Switzerland AG‘s financial statements under Swiss GAAP.    4 Loans granted by UBS AG, Switzerland.

Significant regulated subsidiaries and sub-groups

Section 4  UBS Limited standalone

The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Limited standalone based on the Pillar 1 capital requirements. Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Prudential key figures[1]
GBP million, except where indicated		31.3.18	31.12.17[2]
1	Minimum capital requirement (8% of RWA)	862	838
2	Eligible capital	3,427	3,449
3	of which: common equity tier 1 (CET1) capital	2,521	2,529
4	of which: tier 1 capital	2,756	2,764
5	Risk-weighted assets	10,778	10,473
6	CET1 capital ratio in % of RWA	23.4	24.2
7	Tier 1 capital ratio in % of RWA	25.6	26.4
8	Total capital ratio in % of RWA	31.8	32.9
9	Countercyclical buffer (CCB) in % of RWA	0.1	0.1
10	CET1 capital requirement (including CCB) (%)	6.5	5.8
11	Tier 1 capital requirement (including CCB) (%)	8.0	7.3
12	Total capital requirement (including CCB) (%)	10.0	9.3
13	Basel III leverage ratio (%)[3]	7.7	7.6
14	Leverage ratio denominator	35,995	36,409
15	Liquidity coverage ratio (%)[4]	473	454
16	Numerator: High-quality liquid assets	5,744	5,758
17	Denominator: Net cash outflows	1,269	1,317

1 Based on Directive 2013/36/EU and Regulation 575/2013 (together known as “CRD IV”) and their related technical standards, as implemented in the UK by the Prudential Regulation Authority.    2 Figures as of or for the quarter ended 31 December 2017 have been adjusted for consistency with the full year audited financial statements and / or local regulatory reporting, which were finalized after the publication of the UBS Group Annual Report 2017 and the 31 December 2017 Pillar 3 report on 9 March 2018.    3 On the basis of tier 1 capital.    4 The values represent an average of the month-end balances for the twelve months ending 31 March 2018 and 31 December 2017 in line with the European Banking Authority guidelines on the liquidity coverage ratio disclosure (EBA/GL/2017/01). Including PRA Pillar 2 requirements, the equivalent average ratios were 192% and 187% for 31 March 2018 and 31 December 2017, respectively.

Section 5  UBS Americas Holding LLC consolidated

The table below includes required information on the regulatory capital components and capital ratios, as well as leverage ratio, of UBS Americas Holding LLC consolidated based on Pillar 1 capital requirements. Entities may also be subject to significant Pillar 2 requirements, which represent additional amounts of capital considered necessary and agreed with regulators based on the risk profile of the entities.

Prudential key figures[1,2]
USD million, except where indicated		31.3.18	31.12.17[3]
1	Minimum capital requirement (8% of RWA)	4,039	3,967
2	Eligible capital	13,048	12,769
3	of which: common equity tier 1 (CET1) capital	10,188	10,851
4	of which: tier 1 capital	12,329	12,047
5	Risk-weighted assets	50,485	49,587
6	CET1 capital ratio in % of RWA	20.2	21.9
7	Tier 1 capital ratio in % of RWA	24.4	24.3
8	Total capital ratio in % of RWA	25.8	25.8
9	Countercyclical buffer (CCB) in % of RWA[4]
10	CET1 capital requirement (including CCB) (%)	6.4	5.8
11	Tier 1 capital requirement (including CCB) (%)	7.9	7.3
12	Total capital requirement (including CCB) (%)	9.9	9.3
13	Basel III leverage ratio (%)[5]	9.3	8.9
14	Leverage ratio denominator	132,764	135,718

1 For UBS Americas Holding LLC based on applicable US Basel III rules.    2 There is no local disclosure requirement for liquidity coverage ratio for UBS Americas Holding LLC as of 31 March 2018.    3 Figures as of or for the quarter ended 31 December 2017 have been adjusted for consistency with the full year audited financial statements and / or local regulatory reporting, which were finalized after the publication of the UBS Group Annual Report 2017 and the 31 December 2017 Pillar 3 report on 9 March 2018.    4 Not applicable as the countercyclical buffer requirement applies only to banking organizations subject to the advanced approaches capital rules.    5 On the basis of tier 1 capital.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AoA                Articles of Association of UBS Group AG

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational pension plan

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCB                countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-backed security

COP                close-out period

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECAI                external credit assessment institution

ECB                 European Central Bank

ECL                  expected credit loss

EEPE                effective expected positive exposure

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                US Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading

FMIO               FINMA Ordinance on Financial Market Infrastructure

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer price

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

Appendix

Abbreviations frequently used in our financial reports (continued)

H

HQLA              high-quality liquid assets

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  Limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments associated Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit and loss

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 ratings-based approach

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed security

RniV                risks-not-in-VaR

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SESTA             Swiss Federal Act on Stock Exchanges and Securities Trading

SESTO             FINMA Ordinance on Stock Exchanges and Securities Trading

SFA                  supervisory formula approach

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SSFA                simplified supervisory formula approach

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

USD                 US dollar

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Cautionary Statement | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s first quarter 2018 report and its Annual Report 2017, available at www.ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Starting in 2018, percentages, percent changes and adjusted results presented in the tables and text are calculated on the basis of unrounded figures, with the exception of movement information provided in text that can be derived from figures displayed in the tables, which is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi                   _____

Name:  Ella Campi

Title:    Executive Director

Date:  April 23, 2018